Filed by CNL Income Fund XVIII, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Commission File No.: 333-119116

Subject Company: CNL Income Fund XVIII, Ltd.

Email on Monday, January 10, 2005

To: Participating Broker/Dealers and Financial Advisors

From: Tim Seneff – COO CNL Securities Corp.

Subject: Conference Call re: CNL Income Funds Merger with US Restaurant Properties

Text:

Dear Participating Broker/Dealers and Financial Advisors:

As part of our ongoing efforts to keep you informed, we are pleased to announce that on December 30, 2004, the Securities and Exchange Commission concluded its review process and declared effective the registration/proxy statement for the merger between the 18 CNL Income Funds (“Income Funds”) and U.S. Restaurant Properties.

The CNL Income Funds are providing you with a copy of the packets that are being mailed to the Income Fund limited partners. The packages include the registration/proxy statement, a Financial Supplement, and proxy materials.

The general partners of the Income Funds have unanimously approved the merger with US Restaurant Properties. We ask that you encourage your Income Fund clients to review the registration/proxy statement and complete, sign and mail the consent form(s) specific to the fund(s) they own using the postage-paid envelope provided in the packet. Or, your clients may use the optional telephone or Internet features to vote. Telephonic and Internet instructions are provided in the consent form for their convenience.

We understand that you may have questions regarding the merger. To assist you, representatives of the Income Funds are hosting a listen-only conference call on Tuesday, January 11, 2005 at 1:00 PM EST. We invite you to call in at the following number:

Call-in number: (866) 271-8484

You will be able to access a replay of this conference call for 30 days by calling (800) 642-1687 or (706) 645-9291 and dialing the conference ID number 3295314.

Thank you for your continued support of CNL and our income producing investments. If you have any questions, please contact CNL Securities Corp. at (866) 650-0650.